

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

<u>Via E-mail</u>
Mr. Michael C. Jennings
Chief Executive Officer
HollyFrontier Corporation
2828 N. Hardwood, Suite 1300
Dallas, Texas 75201-1507

      Re: HollyFrontier Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 28, 2013
             File No. 1-03876

Dear Mr. Jennings:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ A.N. Parker *for*

                H. Roger Schwall
                Assistant Director